EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2002	2003	2004	2005	2006
Earnings:	(In thousands, except ratios)
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$23,785	$31,435	$47,325	$38,946	$38,410
Fixed charges (see below)	6,319	6,957	11,197	13,488	12,992
	$30,104	$38,392	$58,522	$52,434	$51,402

Fixed charges:
Interest expensed and capitalized	$1,357	$2,077	$7,028	$8,888	$8,002
Amortized premiums, discounts and capitalized expenses relating to indebtedness	243	349	188	164	173
Estimate of the interest within rental expense (1)	4,719	4,531	3,981	4,436	4,817
	$6,319	$6,957	$11,197	$13,488	$12,992

Ratio of earnings to fixed charges	4.76	5.52	5.23	3.89	3.96

(1) Represents the portion of operating rental expense that management believes is representative of the interest component of rental expense excluding restructuring charges associated with branch and administrative office closings.